Exhibit 99.1

PRELIMINARY NOTE

The unaudited condensed Consolidated Financial Statements for the three-month period ended March 31, 2023, included herein, have been prepared in accordance with International Accounting Standard 34 (“Interim Financial Reporting”), as issued by the International Accounting Standards Board (“IASB”). The Consolidated Financial Statements are presented in euros. All references in this interim report to “$,” and “U.S. dollars” mean U.S. dollars and all references to “€” and “euros” mean euros, unless otherwise noted.

This interim report, including “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” contains statements that constitute forward-looking statements within the meaning of Section 21E of the Exchange Act and Section 27A of the Securities Act of 1933, as amended (the “Securities Act”). All statements other than statements of historical facts, including statements regarding our future results of operations and financial position, business and commercial strategy, potential market opportunities, products and product candidates, research pipeline, ongoing and planned preclinical studies and clinical trials, regulatory submissions and approvals, research and development costs, timing and likelihood of success, as well as plans and objectives of management for future operations are forward-looking statements. Many of the forward-looking statements contained in this interim report can be identified by the use of forward-looking words such as “anticipate,” “believe,” “could,” “expect,” “should,” “plan,” “intend,” “estimate,” “will” and “potential” among others. Forward-looking statements are based on our management’s beliefs and assumptions and on information available to our management at the time such statements are made. Such statements are subject to risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward-looking statements due to various factors, including, but not limited to macro-economic environment; inconclusive clinical trial results or clinical trials failing to achieve one or more endpoints, early data not being repeated in ongoing or future clinical trials, failures to secure required regulatory approvals, disruptions from failures by third-parties on whom we rely in connection with our clinical trials, delays or negative determinations by regulatory authorities, changes or increases in oversight and regulation; increased competition; manufacturing delays or problems, inability to achieve enrollment targets, disagreements with our collaboration partners or failures of collaboration partners to pursue product candidates, legal challenges, including product liability claims or intellectual property disputes, commercialization factors, including regulatory approval and pricing determinations, disruptions to access to raw materials or starting material, proliferation and continuous evolution of new technologies; disruptions to Immatics’ business; management changes; dislocations in the capital markets; and other important factors described under “Risk Factors” in our Annual Report on Form 20-F for the year ended December 31, 2022, filed with the Securities and Exchange Commission on March 22, 2023 and those described in our other filings with the Securities and Exchange Commission. Forward-looking statements speak only as of the date on which they were made. Because forward-looking statements are inherently subject to risks and uncertainties, some of which cannot be predicted or quantified and some of which are beyond our control, you should not rely on these forward-looking statements as predictions of future events. Moreover, we operate in an evolving environment. New risk factors and uncertainties may emerge from time to time, and it is not possible for management to predict all risk factors and uncertainties. Except as required by applicable law, we do not plan to publicly update or revise any forward-looking statements, whether as a result of any new information, future events, changed circumstances or otherwise.

We own various trademark registrations and applications, and unregistered trademarks, including Immatics®, XPRESIDENT®, ACTengine®, ACTallo®, ACTolog®, XCEPTOR®, TCER®, AbsQuant®, IMADetect® and our corporate logo. All other trade names, trademarks and service marks of other companies appearing in this interim report are the property of their respective owners. Solely for convenience, the trademarks and trade names in this interim report may be referred to without the ® and ™ symbols, but such references should not be construed as any indicator that their respective owners will not assert, to the fullest extent under applicable law, their rights thereto. We do not intend to use or display other companies’ trademarks and trade names to imply a relationship with, or endorsement or sponsorship of us by, any other companies.

As used in this interim report, the terms “Immatics,” “we,” “our,” “us,” “the Group” and “the Company” refer to Immatics N.V. and its subsidiaries, taken as a whole, unless the context otherwise requires. The unaudited condensed consolidated financial statements and Management’s Discussion & Analysis of Financial Condition and Results of Operations in this interim report are related to Immatics N.V. and its German subsidiary Immatics Biotechnologies GmbH as well as its U.S. subsidiary Immatics US Inc.

Unaudited Condensed Consolidated Statement of Profit/(Loss) of Immatics N.V.

		Three months ended March 31,
	Notes	2023	2022

		(Euros in thousands, except share and per share data)
Revenue from collaboration agreements	5	9,796	102,907
Research and development expenses		(27,581)	(25,144)
General and administrative expenses		(9,586)	(9,278)
Other income		941	7

Operating result		(26,430)	68,492
Change in fair value of liabilities for warrants	6	7,397	16,528
Other financial income	6	2,795	1,759
Other financial expenses	6	(3,509)	(1,117)

Financial result		6,683	17,170

Profit/(loss) before taxes		(19,747)	85,662
Taxes on income	7	—	—
Net profit/(loss)		(19,747)	85,662

Net profit/(loss) per share:	17
Basic		(0.26)	1.36
Diluted		(0.26)	1.35

The accompanying notes are an integral part of these condensed consolidated financial statements.

Unaudited Condensed Consolidated Statement of Comprehensive Income/(Loss) of Immatics N.V.

		Three months ended March 31,
	Notes	2023	2022

		(Euros in thousands)
Net profit/(loss)		(19,747)	85,662
Other comprehensive income/(loss)
Items that may be reclassified subsequently to profit or loss
Currency translation differences from foreign operations	14	564	560

Total comprehensive income/(loss) for the year		(19,183)	86,222

The accompanying notes are an integral part of these condensed consolidated financial statements.

Unaudited Condensed Consolidated Statement of Financial Position of Immatics N.V.

		As of
	Notes	March 31, 2023	December 31, 2022

		(Euros in thousands)
Assets
Current assets
Cash and cash equivalents	16	117,919	148,519
Other financial assets	16	211,894	213,686
Accounts receivables	16	231	1,111
Other current assets	9	15,011	13,838

Total current assets		345,055	377,154
Non-current assets
Property, plant and equipment	10	16,590	13,456
Intangible assets	10	1,565	1,632
Right-of-use assets	10	13,010	13,033
Other non-current assets	9	2,268	2,545

Total non-current assets		33,433	30,666

Total assets		378,488	407,820

Liabilities and shareholders’ equity
Current liabilities
Provisions	11	1,531	—
Accounts payables	12	14,321	13,056
Deferred revenue	5	64,770	64,957
Liabilities for warrants	16	9,517	16,914
Lease liabilities	16	2,453	2,159
Other current liabilities	13	7,987	9,366

Total current liabilities		100,579	106,452
Non-current liabilities
Deferred revenue	5	65,279	75,759
Lease liabilities	16	12,513	12,403
Other non-current liabilities		33	42

Total non-current liabilities		77,825	88,204
Shareholders’ equity
Share capital	14	767	767
Share premium	14	720,280	714,177
Accumulated deficit	14	(520,046)	(500,299)
Other reserves	14	(917)	(1,481)

Total shareholders’ equity		200,084	213,164

Total liabilities and shareholders’ equity		378,488	407,820

The accompanying notes are an integral part of these condensed consolidated financial statements.

Unaudited Condensed Consolidated Statement of Cash Flows of Immatics N.V.

	Three months ended March 31,
	2023	2022

	(Euros in thousands)
Cash flows from operating activities
Net profit/(loss)	(19,747)	85,662
Taxes on income	—	—
Profit/(loss) before tax	(19,747)	85,662
Adjustments for:
Interest income	(2,254)	(6)
Depreciation and amortization	1,811	1,636
Interest expenses	195	162
Equity settled share-based payment	6,103	5,702
Net foreign exchange differences and expected credit losses	3,143	(1,586)
Change in fair value of liabilities for warrants	(7,397)	(16,528)
Changes in:
Decrease/(increase) in accounts receivables	880	(61)
Decrease/(increase) in other assets	234	(235)
(Decrease)/increase in deferred revenue, accounts payables and other liabilities	(7,793)	32,800
Interest received	1,189	6
Interest paid	(79)	(162)
Income tax paid	—	—

Net cash (used in)/provided by operating activities	(23,715)	107,390

Cash flows from investing activities
Payments for property, plant and equipment	(4,317)	(1,156)
Payments for investments classified in Other financial assets	(67,735)	—
Proceeds from maturity of investments classified in Other financial assets	68,341	6,993
Payments for intangible assets	(8)	(2)
Proceeds from disposal of property, plant and equipment	—	1

Net cash (used in)/provided by investing activities	(3,719)	5,836

Cash flows from financing activities
Proceeds from issuance of shares to equity holders	—	—
Transaction costs deducted from equity	—	—
Repayment of lease liabilities	(866)	(689)

Net cash (used in)/provided by financing activities	(866)	(689)

Net (decrease)/increase in cash and cash equivalents	(28,300)	112,537

Cash and cash equivalents at beginning of the year	148,519	132,994

Effects of exchange rate changes and expected credit losses on cash and cash equivalents	(2,300)	1,785

Cash and cash equivalents at end of the year	117,919	247,316

The accompanying notes are an integral part of these condensed consolidated financial statements.

Unaudited Condensed Consolidated Statement of Changes in Shareholders’ equity of Immatics N.V.

(Euros in thousands)	Notes	Share capital	Share premium	Accumulated deficit	Other reserves	Total share- holders’ equity
Balance as of January 1, 2022		629	565,192	(537,813)	(3,945)	24,063
Other comprehensive income		—	—	—	560	560
Net profit		—	—	85,662	—	85,662
Comprehensive income for the year		—	—	85,662	560	86,222
Equity-settled share-based compensation	8	—	5,702	—	—	5,702
Share options exercised		—	—	—	—	—

Balance as of March 31, 2022		629	570,894	(452,151)	(3,385)	115,987

Balance as of January 1, 2023		767	714,177	(500,299)	(1,481)	213,164
Other comprehensive income		—	—	—	564	564
Net loss		—	—	(19,747)	—	(19,747)
Comprehensive loss for the year		—	—	(19,747)	564	(19,183)
Equity-settled share-based compensation	8	—	6,103	—	—	6,103
Share options exercised		—	—	—	—	—
Issue of share capital – net of transaction costs	14	—	—	—	—	—

Balance as of March 31, 2023		767	720,280	(520,046)	(917)	200,084

The accompanying notes are an integral part of these condensed consolidated financial statements.

Notes to the Unaudited Condensed Consolidated Financial Statements of Immatics N.V.

1. Group information

Immatics N.V., together with its German subsidiary Immatics Biotechnologies GmbH and its U.S. subsidiary, Immatics US Inc., (“Immatics” or “the Group”) is a biotechnology group that is primarily engaged in the research and development of T cell redirecting immunotherapies for the treatment of cancer. Immatics N.V., a Dutch public limited liability company, was converted on July 1, 2020 from Immatics B.V., a Dutch company with limited liability. Immatics Biotechnologies GmbH (“Immatics GmbH”) and Immatics US Inc. became wholly-owned subsidiaries of Immatics N.V. as part of the ARYA Merger on July 1, 2020.

Immatics N.V. is registered with the commercial register at the Netherlands Chamber of Commerce under RSIN 861058926 with a corporate seat in Amsterdam and is located at Paul-Ehrlich Str. 15 in 72076 Tübingen, Germany.

These interim condensed consolidated financial statements of the Group for the three months ended March 31, 2023, were authorized for issue by the Audit Committee of Immatics N.V. on May 16, 2023.

2. Significant events and changes in the current reporting period

The following significant events or transactions occurred during the three months ended March 31, 2023.

Macroeconomic environment

Currently, multiple global uncertainties are existing.

The conflict between Russia and Ukraine has resulted, and is expected to further result, in significant disruption, instability and volatility in global markets, as well as higher energy and other commodity prices. Since the Company is not currently conducting any business or receiving any material services from vendors located in Russia or Ukraine, it does not expect that the ongoing war will have a direct impact on its operations in the near term. However, the Company may be indirectly affected by price increases or certain policy changes, such as new tax legislation, economic sanctions and comparable measures. A potential conflict between China and the United States in relation to the status of Taiwan could lead to additional instabilities.

During the three months ended March 31, 2023, Silicon Valley Bank and Credit Suisse, two large banks, as well as other smaller banks, were subject to liquidity problems. The Group does not hold deposits or securities with any of the affected banks, especially SVB, Credit Suisse, First Republic and Signature Bank. While the banking system remained stable overall, we will continue to closely monitor the situation.

While there is currently no material direct risk identified for the Group from COVID-19, Immatics will continue to closely monitor the effects of the pandemic as well.

3. Significant accounting policies

Basis of presentation

The interim condensed consolidated financial statements of the Group as of March 31, 2023 and for the three months ended March 31, 2023 and 2022 have been prepared in accordance with International Accounting Standard 34 (“Interim Financial Reporting”), as issued by the International Accounting Standards Board (“IASB”).

In accordance with IAS 34, the interim condensed consolidated financial statements do not include all the information and disclosures required in the annual financial statements and should be read in conjunction with the Group’s annual financial statements for the year ended December 31, 2022, which have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the IASB, taking into account the recommendations of the International Financial Reporting Standards Interpretations Committee (“IFRS IC”). In these condensed notes to the consolidated financial statements, information is provided primarily on the items for which there have been significant changes compared with the consolidated financial statements of the Group for fiscal year 2022.

The interim condensed consolidated financial statements are presented in Euros. Amounts are stated in thousands of Euros, unless otherwise indicated. For technical reasons, the information provided in these financial statements may contain rounding differences of +/- one unit.

The accounting policies adopted in the preparation of the interim condensed consolidated financial statements are consistent with those followed in the preparation of the Group’s annual consolidated financial statements for the year ended December 31, 2022. The new and amended standards and interpretations applicable for the first time as of January 1, 2023, as disclosed in the notes to the consolidated financial statements for the year ended December 31, 2022, had no impact on the interim condensed consolidated financial statements of the Group for the three months ended March 31, 2023.

Estimates and assumptions have to be made in the interim consolidated financial statements as of March 31, 2023. These have an impact on the amount and disclosure of the recognized assets and liabilities, income and expenses, and contingent liabilities. The estimates and judgments are basically unchanged from the circumstances described in the consolidated financial statements of the Group for the fiscal year 2022. Developments deviating from this may result in the amounts that arise deviating from the original estimates. These possible developments are outside the sphere of influence of the management.

Revision of previously issued financial statements

During the preparation of the unaudited interim consolidated financial statements for the three and nine months ended September 30, 2022, the Group identified an error in the presentation of ‘Net foreign exchange differences’ and ‘Effects of exchange rate changes on cash and cash equivalents’ in the statement of cash flows. The error resulted in a presentation of effects from exchange rate changes on non-functional currency denominated cash and cash equivalents in Immatics N.V and Immatics Biotechnologies GmbH as operating cash flow instead of presentation as non-cash items in effects of exchange rate changes on cash and cash equivalents.

This error had no impact on the Company’s consolidated statements of financial position, of profit/(loss), of comprehensive income/(loss) and of consolidated statements of changes in equity. The Company assessed the materiality of these errors on the previously issued consolidated financial statements and concluded that the errors were not material to any period presented. The impact of the revision of the previously issued financial statements is as follows:

	Three months ended March 31, 2022
	As reported	Adjustment	As revised
Net foreign exchange differences	126	(1,712)	(1,586)
Net cash provided by/(used in) operating activities	109,102	(1,712)	107,390
Net cash (used in)/provided by investing activities	5,836	—	5,836
Net cash (used in)/provided by financing activities	(689)	—	(689)
Net increase/(decrease) in cash and cash equivalents	114,249	(1,712)	112,537
Cash and cash equivalents at beginning of period	132,994	—	132,994
Effects of exchange rate changes on cash and cash equivalents	73	1,712	1,785
Cash and cash equivalents at end of period	247,316	—	247,316

4. Segment information

The Group manages its operations as a single segment for the purposes of assessing performance and making operating decisions. The Group’s focus is on the research and development of T cell redirecting immunotherapies for the treatment of cancer. The Chief Executive Officer is the chief operating decision maker who regularly reviews the consolidated operating results and makes decisions about the allocation of the Group’s resources.

5. Revenue from collaboration agreements

The Group currently earns revenue through strategic collaboration agreements with third party pharmaceutical and biotechnology companies. As of March 31, 2023, the Group had four strategic collaboration agreements in place after the collaboration with GSK plc (“GSK”) was terminated in 2022. Three of the four collaboration programs are still at pre-clinical development stage and IMA401, which is subject of a collaboration with Bristol Myers Squibb (“BMS”) is in clinical development stage.

Revenue from collaboration agreements were realized with the following partners:

	Three months ended March 31,
	2023	2022

	(Euros in thousands)
Genmab, Denmark	(700)	2,920
BMS, United States	10,496	98,425
GSK, United Kingdom	—	1,562

Total	9,796	102,907

As of March 31, 2023, the Group has not recognized any milestone revenue under the collaboration agreements, due to the scientific uncertainty of achieving the milestones or the successful commercialization of a product. As of March 31, 2023, Immatics had not received any milestone or royalty payments in connection with the collaboration agreements. The Group expects to recognize the remaining deferred revenue balance as revenue as it performs the related performance obligations under each contract.

The revenue from collaboration agreements with BMS includes the revenue regarding the right-to-use license for IMA401 amounting to €91.3 million for the three months ended March 31, 2022. The negative revenue from the collaboration agreement with Genmab is a result of changes to the inputs in the cost-to-cost model resulting from an increase in the expected cost of the collaboration.

Deferred revenue related to the collaboration agreements consists of the following:

	As of
	March 31, 2023	December 31, 2022

	(Euros in thousands)
Current	64,770	64,957
Non-current	65,279	75,759

Total	130,049	140,716

Deferred revenues are contract liabilities within the scope of IFRS 15. The Group recognized expenses related to the amortization of capitalized cost of obtaining a contract of €0.0 million and €0.1 million for the three months ended March 31, 2023 and March 31, 2022.

6. Financial result

Other financial income and financial expenses consist of the following:

	Three months ended March 31,
	2023	2022

	(Euros in thousands)
Interest income	2,254	6
Foreign currency gains	541	1,753

Other financial income	2,795	1,759

Interest expenses	(195)	(162)
Foreign currency losses	(3,314)	(955)
Losses on financial instruments	—	—

Other financial expenses	(3,509)	(1,117)
Change in fair value of liabilities for warrants	7,397	16,528

Financial result	6,683	17,170

Interest income mainly results from short-term deposits as well as cash balances for the three months ended March 31, 2023. Interest expenses mainly results from leases and from negative interest rates.

Foreign currency gains and losses mainly consist of realized and unrealized gains and losses in connection with our USD holdings of cash and cash equivalents, short-term deposits as well as bonds.

The fair value of the warrants decreased from €2.35 ($2.51) per warrant as of December 31, 2022 to €1.32 ($1.44) as of March 31, 2023. The result is a decrease in fair value of warrant liabilities of €7.4 million ($7.7 million) for the three months ended March 31, 2023.

The fair value of the warrants decreased from €3.88 ($4.39) per warrant as of December 31, 2021 to €1.58 ($1.75) as of March 31, 2022. The result is a decrease in fair value of warrant liabilities of €16.5 million ($19.0 million) for the three months ended March 31, 2022.

7. Income Tax

During the three months ended March 31, 2023, the Group generated a net loss. The Group correspondingly recognized no income tax expense and no equivalent current tax liability for the three months ended March 31, 2023. During the three months ended March 31, 2022, the Group generated a net income due to the recognition of revenue in connection with the license component of the BMS agreement. This one-time revenue is not accounted for under German GAAP and consequently under German tax accounting. Instead, the Group recognizes revenue for the BMS agreement over the period of the clinical trial service. The deferred tax liability arising from the temporary difference related to delayed revenue recognition under German tax accounting is offset by deferred tax assets on tax losses carried forward that were previously not capitalized due to the Groups expectation of generating taxable losses in the foreseeable future. During the three months ended March 31, 2023 and 2022, the Group’s German operations were subject to a statutory tax rate of 28.5% and the Group´s U.S. operations were subject to a federal corporate income tax rate of 21%.

The Group continued to generate losses for all entities within the Group during the three months ended March 31, 2023 as well as for all entities apart from Immatics GmbH during the three months ended March 31, 2022.

Due to changes in ownership in prior periods, there are certain limitations on tax losses carried forward for net operating losses incurred by Immatics US, Inc., under Section 382 of the U.S. Internal Revenue Code.

8. Share-based payments

Immatics N.V. has two share-based payment plans. In June 2020, Immatics N.V. established an initial equity incentive plan (“2020 Equity Plan”). At the Annual General Meeting on June 13, 2022, Immatics´s shareholders approved the Company’s 2022 stock option and incentive plan (“2022 Equity Plan”). The 2022 Equity Plan allows the company to grant additional options, other than that, it does not materially differ from the 2020 Equity Plan.

Immatics Biotechnologies GmbH previously issued share-based awards to employees under two different plans. Under the Immatics Biotechnologies GmbH Stock Appreciation Program 2010 (the “2010 Plan”), the Company issued stock appreciation rights (“SARs”), which the Group accounted for as cash-settled awards. Under the Immatics Biotechnologies 2016 Equity Incentive Plan (“2016 Plan”), the Company issued tandem awards, which contained the possibility to function as either a SAR or a stock option.

The Group accounted for awards issued under the 2016 Plan, which were redeemable in either cash or equity shares at the Group’s discretion, as equity settled.

As part of the ARYA Merger, all outstanding awards under the 2010 Plan and 2016 Plan were replaced by a combination of cash payments and share-based awards under the 2020 Equity Plan in Immatics N.V. Under the 2020 Plan, management and employees have been granted different types of options, all of which are equity-settled transactions. As part of the replacement, active employees and management members received stock options (“Matching Stock Options”) to acquire shares in Immatics N.V. The Matching Stock Options have an exercise price of $10.00 and vested fully on July 31, 2021. The award recipient must remain employed by Immatics or one of its affiliates through the vesting date, to receive the option. The awards have a ten-year contract life.

Matching Stock Options outstanding as of March 31, 2023:

	2023
	Weighted average exercise price in USD	Number
Matching Stock Options outstanding on January 1,	10.00	1,348,004
Matching Stock Options forfeited	—	—
Matching Stock Options exercised	—	—
Matching Stock Options expired	10.00	4,280
Matching Stock Options outstanding on March 31,	10.00	1,343,724
Matching Stock Options exercisable on March 31,	10.00	1,343,724
Weighted average remaining contract life (years)	7.25

For any outstanding 2016 Plan and 2010 Plan awards scheduled to vest on or after January 1, 2021, employees received replacement stock options (“Converted Options”) to acquire shares in Immatics N.V. The Converted Options have comparable terms to previous awards, with revised exercise prices reflecting the reorganized capital structure of Immatics. The options granted under the 2020 Equity Plan that gives employees the right to acquire shares in Immatics N.V., are accounted for as a modification under IFRS 2, with the incremental fair value expensed over the remaining vesting period.

The incremental fair value is the difference between the fair value of the options to purchase ordinary shares under the 2020 Equity Plan to acquire shares in Immatics N.V., and the fair value of the exchanged unvested SAR (both measured at the date on which the replacement award is issued).

Based on the terms of the Converted Options award agreements, the awards had a service commencement date in June 2020. However, the grant date criteria for these awards, as specified in IFRS 2 and the underlying award agreements, were not met until July 1, 2020.

Converted Options outstanding as of March 31, 2023:

	2023
	Weighted average exercise price in USD	Number
Converted Options outstanding on January 1,	2.74	525,181
Converted Options forfeited	1.17	54
Converted Options exercised	1.32	7,048
Converted Options expired	—	—
Converted Options outstanding on March 31,	2.76	518,079
Converted Options exercisable on March 31,	2.77	429,545
Weighted average remaining contract life (years)	4.76

Under the 2020 Plan and the 2022 Plan, Immatics also issues employee stock options with a service requirement (“Service Options”), to acquire shares of Immatics N.V. The service-based options for employees including management will vest solely on a four-year time-based vesting schedule. Under the 2022 Plan, annual service options for members of the Board of Directors will vest entirely after one year. Service Options are granted on a recurring basis.

The Company did not grant Service Options during the three months ended March 31, 2023. Service options are accounted for using the respective grant date fair value. Immatics applies a Black Scholes pricing model to estimate the fair value of the Service Options.

Service Options outstanding as of March 31, 2023:

	2023
	Weighted average exercise price in USD	Number
Service Options outstanding on January 1,	10.07	6,129,160
Service Options granted in 2023	—	—
Service Options forfeited	9.46	29,993
Service Options exercised	—	—
Service Options expired	10.56	13,348
Service Options outstanding on March 31,	10.07	6,085,819
Service Options exercisable on March 31,	10.32	1,668,234
Weighted average remaining contract life (years)	8.62

In addition, after the closing of the ARYA Merger certain executive officers and key personnel of the Group received under the 2020 Equity Plan performance-based options (“PSUs”), vesting based on both the achievement of market capitalization milestones and satisfaction of a four-year time-based vesting schedule. The PSUs are split into three equal tranches. The performance criteria for each of the three respective tranches requires Immatics to achieve a market capitalization of at least $1.5 billion, $2 billion and $3 billion, respectively.

A Monte-Carlo simulation model has been used to measure the fair value at grant date of the PSUs. This model incorporates the impact of the performance criteria regarding market capitalization described above in the calculation of the award’s fair value at grant date. In addition to the probability of achieving the market capitalization performance criteria, the inputs used in the measurements of the fair value at grant date of the PSUs were as follows:

PSUs outstanding as of March 31, 2023:

	2023
	Weighted average exercise price in USD	Number
PSUs outstanding on January 1,	10.08	3,666,000
PSUs granted in 2023	—	—
PSUs forfeited	—	—
PSUs outstanding on March 31,	10.08	3,666,000
PSUs exercisable on March 31,	—	—
Weighted average remaining contract life (years)	7.74

The Group recognized total employee-related share-based compensation expenses from all plans, during the three months ended March 31, 2023 and 2022 as set out below:

	Three months ended March 31,
	2023	2022

	(Euros in thousands)
Research and development expenses	(3,534)	(3,268)
General and administrative expenses	(2,569)	(2,434)

Total	(6,103)	(5,702)

9. Other current and non-current assets

Other current assets consist of the following:

	As of
	March 31, 2023	December 31, 2022

	(Euros in thousands)
Prepaid expenses	10,009	10,450
Value added tax receivables	955	1,031
Other assets	4,047	2,357

Total	15,011	13,838

Prepaid expenses include expenses for licenses and software of €6.9 million as of March 31, 2023 and €7.4 million as of December 31, 2022 and prepaid insurance expenses of €0.7 million as of March 31, 2023 and €1.2 million as of December 31, 2022. The Group accrued €0.3 million as of March 31, 2023 and €0.4 million as of December 31, 2022 of incremental cost for the successful arrangement of the BMS collaboration signed in 2019 and the Genmab collaboration agreement.

Additionally, prepaid expenses include expenses for maintenance of €0.8 million as of March 31, 2023 and €0.7 million as of December 31, 2022. The remaining amount is mainly related to prepaid expenses for contract research organizations and travel expenses.

Other assets include receivables from lease incentive, capital gains tax and prepaid deposit expenses.

Other non-current assets consist of the following:

	As of
	March 31, 2023	December 31, 2022

	(Euros in thousands)
Prepaid expenses	1,662	1,906
Other assets	606	639

Total	2,268	2,545

Prepaid expenses include the non-current portion of prepayments for licensing agreements of €1.3 million, prepaid maintenance expenses of €0.2 million and accrued incremental cost of the BMS and Genmab collaboration agreement of €0.1 million as of March 31, 2023. Other assets include the non-current portion for prepaid deposit expenses.

Prepaid expenses include the non-current portion of prepayments for licensing agreements of €1.5 million, prepaid maintenance expenses of €0.3 million and accrued incremental cost of the BMS and Genmab collaboration agreement of €0.1 million as of December 31, 2022. Other assets include the non-current portion for prepaid deposit expenses.

10. Intangible assets, Property, plant and equipment and Right-of-use assets

During the three months ended March 31, 2023 and March 31, 2022, the Group acquired property, plant and equipment and intangible assets in the amount of €4.1 million and €1.1 million, respectively. The Group’s additions include leasehold improvements for the research and commercial GMP manufacturing facility construction in Houston, Texas of €2.5 million as of March 31, 2023.

During the three months ended March 31, 2023, extensions and rent increases to existing lease agreements resulted in an addition in right-of-use assets and corresponding lease liability in the amount of €1.1 million.

The Group used an incremental borrowing rate (“IBR”) for each respective lease to calculate the initial lease liability.

11. Provisions

Provisions consist of the following:

	As of
	March 31, 2023	December 31, 2022

	(Euros in thousands)
Provision for bonuses	1,531	—

Total	1,531	—

These amounts include provisions for the Group’s annual employee bonuses.

12. Accounts payables

Accounts payables consist of the following:

	As of
	March 31, 2023	December 31, 2022

	(Euros in thousands)
Accounts payables	4,710	4,025
Accrued liabilities	9,611	9,031

Total	14,321	13,056

13. Other current liabilities

Other current liabilities consist of the following:

	As of
	March 31, 2023	December 31, 2022

	(Euros in thousands)
Income tax liability	4,298	4,298
Payroll tax	1,972	3,426
Accrual for vacation	1,086	806
Accrued bonuses	—	680
Other liabilities	631	156

Total	7,987	9,366

Other current liabilities are non-interest-bearing and are due within one year. The carrying amounts of other current liabilities represents fair values due to their short-term nature.

14. Shareholders’ equity

As of March 31, 2023 and December 31, 2022, the total number of ordinary shares of Immatics N.V. outstanding is 76,671,515 and 76,670,699 with a par value of €0.01, respectively. The number of ordinary shares increased during the three months ended March 31, 2023, due to exercised share options from the Group’s equity incentive plan.

Other reserves are related to accumulated foreign currency translation amounts associated with the Group’s US operations.

15. Related party disclosures

During the three months ended March 31, 2023, the Group did not enter into any new related-party transactions with its key management personnel or with related entities.

16. Financial Instruments

Set out below are the carrying amounts and fair values of the Group’s financial instruments that are carried in the interim condensed consolidated financial statements.

Carrying amount per measurement category
	Financial assets		Financial liabilities
Euros in thousands	At fair value through profit and loss	At amortized cost	At fair value through profit and loss	At amortized cost	March 31, 2023
Current/non-current assets
Cash and cash equivalents	—	117,919	—	—	117,919
Short-term deposits*	—	173,490	—	—	173,490
Bonds*	—	38,404	—	—	38,404
Accounts receivables	—	231	—	—	231
Other current/non-current assets	—	3,789	—	—	3,789
Current/non-current liabilities
Accounts payable	—	—	—	13,657	13,657
Other current liabilities	—	—	—	93	93
Liabilities for warrants	—	—	9,517	—	9,517
Lease liabilities	—	—	—	14,966	14,966

Total	—	333,833	9,517	28,716

Carrying amount per measurement category
	Financial assets		Financial liabilities
Euros in thousands	At fair value through profit and loss	At amortized cost	At fair value through profit and loss	At amortized cost	December 31, 2022
Current/non-current assets
Cash and cash equivalents	—	148,519	—	—	148,519
Short-term deposits*	—	154,930	—	—	154,930
Bonds*	—	58,756	—	—	58,756
Accounts receivables	—	1,111	—	—	1,111
Other current/non-current assets	—	2,402	—	—	2,402
Current/non-current liabilities
Accounts payable	—	—	—	11,735	11,735
Other current liabilities	—	—	—	54	54
Liabilities for warrants	—	—	16,914	—	16,914
Lease liabilities	—	—	—	14,563	14,563

Total	—	365,718	16,914	26,352

*	“Short-term deposits” and “Bonds” are classified within the balance sheet item Other financial assets

In all valuation categories with the exception of Bonds, the carrying amount represents a reasonable approximation of the fair value based on the short-term maturities of these instruments. Set out below are the carrying amounts and fair values of the Group’s Bonds as of March 31, 2023 and December 31, 2022. The fair values of the financial assets and liabilities are included at the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale.

	As of
	March 31, 2023		December 31, 2022
Euros in thousands	Carrying amount	Fair value	Carrying amount	Fair value
Bonds	38,404	38,288	58,756	58,300

Total	38,404	38,288	58,756	58,300

The following methods and assumptions were used to estimate the fair values: All financial assets are categorized based on Level 1 inputs and therefore are valued using quoted (unadjusted) market prices. All financial liabilities are also categorized based on Level 1 inputs.

The bonds’ contractual cash flows represent solely payments of principal and interest and Immatics intends to hold the bonds to collect the contractual cash flows. The Group therefore accounts for the bonds as a financial asset at amortized cost. Bonds are classified as Level 1 of the fair value hierarchy, as they are listed on publicly traded markets.

Liabilities for warrants are comprised of the Immatics Warrants issued to investors with a cashless exercise mechanism as a current liability which the Company accounted for according to provisions of IAS 32. The Company measures the warrants at fair value by using the closing price of warrants at Nasdaq. The warrants are measured in each reporting period. Changes in the fair value are recognized in the Company’s Consolidated Statement of Profit/(Loss) as financial income or expenses, as appropriate. The warrants are classified as Level 1 of the fair value hierarchy. The maturity of the liabilities for warrants is dependent on the development of the share price as well as the decisions by the Immatics Warrants holders.

17. Earnings and Loss per Share

The Group reported basic and diluted loss and earnings per share during the three months ended March 31, 2023 and 2022. Basic earnings per share are calculated by dividing the net profit or loss by the weighted-average number of ordinary shares outstanding for the reporting period. Diluted earnings per share for the three months ended March 31, 2022, are calculated by adjusting the weighted-average number of ordinary shares outstanding for any dilutive effects resulting from equity awards granted to the Board and employees of the Group as well as from publicly traded Immatics Warrants. The Group’s equity awards and Immatics Warrants for which the exercise price is exceeding the Groups weighted average share price for the three months ended March 31, 2022, are anti-dilutive instruments and are excluded in the calculation of diluted weighted average number of ordinary shares. The Group was loss-making during the three months ended March 31, 2023, therefore all instruments are anti-dilutive instruments and are excluded in the calculation of diluted weighted average number of ordinary shares outstanding, including the outstanding equity awards and the 7,187,500 Immatics Warrants issued in 2020 and outstanding as of March 31, 2023.

	Three months ended March 31,
	2023	2022

	(Euros in thousands)
Net profit/(loss):	(19,747)	85,662
Basic	(0.26)	1.36
Diluted	(0.26)	1.35
Weighted average shares outstanding:
Basic	76,671,265	62,927,205
Diluted	76,671,265	63,402,023

18. Events occurring after the reporting period

The Group evaluated subsequent events for recognition or disclosure through May 16, 2023.

On May 1, 2023, the Group announced that BMS exercised its option and entered into an exclusive worldwide license for the first T cell receptor engineered T cell therapy (TCR-T) candidate from their ongoing collaboration. The Group received the option exercise payment from BMS of $15.0 million (€13.7 million).

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis is based on the financial information of Immatics N.V, together with its German subsidiary Immatics Biotechnologies GmbH and its U.S. subsidiary, Immatics US, Inc. (“Immatics”, the “Company”, the “Group”, “we”, “our”). You should read the following discussion and analysis of our financial condition and results of operations together with our unaudited interim condensed consolidated financial statements for the three month period ended March 31, 2023 and 2022 included in this interim report. You should also read our operating and financial review and prospects and our Consolidated Financial Statements for fiscal year 2022, and the notes thereto, in our Annual Report on Form 20-F for the year ended December 31, 2022, filed with the SEC on March 22, 2023 (the “Annual Report”). The following discussion is based on the financial information of Immatics prepared in accordance with International Financial Reporting Standards (“IFRS”), which may differ in material respects from generally accepted accounting principles in other jurisdictions, including U.S. generally accepted accounting principles.

Overview

We are a clinical-stage biotechnology company dedicated to the development of T cell receptor (“TCR”)-based immunotherapies for the treatment of cancer. Our purpose is to deliver a meaningful impact on the lives of cancer patients by developing novel TCR-based immunotherapies that are designed to achieve effect beyond an incremental clinical benefit. Our focus is the development of product candidates for the treatment of patients with solid tumors, who are inadequately served by existing treatment modalities. We strive to become an industry leading, fully integrated global biopharmaceutical company engaged in developing, manufacturing and commercializing TCR immunotherapies for the benefit of cancer patients, our employees, our shareholders and our partners.

By utilizing TCR-based therapeutics, we are able to direct T cells to intracellular cancer targets that are not accessible through classical antibody-based or CAR-T therapies. We believe that by identifying what we call true cancer targets and the right TCRs, we are well positioned to transform current solid tumor treatment paradigms by delivering cellular and bispecific product candidates that have the potential to substantially improve the lives of cancer patients.

We are developing our targeted immunotherapy product candidates through two distinct treatment modalities: TCR-engineered autologous (“ACTengine”) or allogeneic (“ACTallo”) Adoptive Cell Therapies (“ACT”) and antibody-like Bispecifics, also called T cell Engaging Receptors (“TCER”). Each modality is designed with distinct attributes and mechanisms of action to produce the desired therapeutic effect for a variety of cancer patient populations with different unmet medical needs. Our current pipeline shown below comprises several proprietary TCR-based product candidates in clinical and preclinical development. In addition to our proprietary pipeline, we are collaborating with industry-leading partners, including Bristol Myers Squibb (“BMS”), Editas Medicine and Genmab, to develop multiple additional therapeutic programs covering ACT and Bispecifics.

Since our inception, we have focused on developing our technologies and executing our preclinical and clinical research programs with the aim to deliver the power of T cells to cancer patients. We do not have any products approved for sale. We have funded our operations primarily through equity financing and through upfront payments from our collaboration partners.

We have assembled a team of 402 and 380 FTEs as of March 31, 2023 and December 31, 2022, respectively.

Through March 31, 2023 we have raised approximately €823.7 million in total through licensing payments from our collaborators and through private and public placements of securities. We are holding Cash and cash equivalents and Other financial assets of €329.8 million as of March 31, 2023. We believe that we have sufficient capital resources to fund our operations through at least the next 12 months.

Since our inception, we have incurred net losses, which have been significant in recent periods. We expect to continue to incur significant expenses and increasing net losses for the foreseeable future as we continue our research and development efforts and seek to obtain regulatory approval for and commercialize our product candidates. Our future profitability will be dependent upon the successful development, approval and commercialization of our product candidates and achieving a level of revenues adequate to support our cost structure. We may never achieve profitability and, unless and until we do, we will continue to need to raise additional capital. Our net losses may fluctuate significantly from period to period and year to year.

Recent Developments

Currently, multiple global uncertainties are existing.

The conflict between Russia and Ukraine has resulted, and is expected to further result, in significant disruption, instability and volatility in global markets, as well as higher energy and other commodity prices. Since the Company is not currently conducting any business or receiving any material services from vendors located in Russia or Ukraine, it does not expect that the ongoing war will have a direct impact on its operations in the near term. However, the Company may be indirectly affected by price increases or certain policy changes in Germany, such as new tax legislation, economic sanctions and comparable measures. A potential conflict between China and the United States in relation to the status of Taiwan could lead to additional instabilities.

During the three months ended March 31, 2023, Silicon Valley Bank as well as Credit Suisse, two large banks, as well as other smaller banks, were subject to liquidity problems. The Group does not hold deposits or securities with any of the affected banks, especially SVB, Credit Suisse, First Republic and Signature Bank. While the banking system remained stable overall, we will continue to closely monitor the situation.

While there is currently no direct risk identified from COVID-19 for Immatics, we will continue to closely monitor the effects of the pandemic.

Components of Operating Results

Revenue from Collaboration Agreements

To date, we have not generated any revenue from the sale of pharmaceutical products. Our revenue has been solely derived from our collaboration agreements, such as with BMS and Genmab.

Our revenue from collaboration agreements consists of upfront payments as well as reimbursement of research and development expenses. Upfront payments allocated to the obligation to perform research and development services are initially recorded on our statement of financial position as deferred revenue and are subsequently recognized as revenue on a cost-to-cost measurement basis, in accordance with our accounting policy as described further under “Critical Accounting Policies and Significant Judgments and Estimates.”

As part of the collaboration arrangements, we grant exclusive licensing rights for the development and commercialization of future product candidates, developed for specified targets defined in the respective collaboration agreement. We carry out our research activities using our proprietary technology and know-how, participate in joint steering committees, and prepare data packages. In three of our four current collaboration agreements, these commitments represent one combined performance obligation, because the research activities are mutually dependent and the collaborator is unable to derive significant benefit from our access to these targets without our research activities, which are highly specialized and cannot be performed by other organizations. For the collaboration signed with BMS in December 2021, we identified two separate performance obligations, because the license is a distinct obligation and the running of the clinical trial services will not result in a modification of the license.

The collaboration agreements resulted in €399.2 million of upfront cash payments through March 31, 2023. As part of the agreements, we contribute our XPRESIDENT and other technologies, as well as commit to participating in joint research activities. In addition, we agree to license certain target rights and the potential product candidates developed under the collaboration.

Under each of our collaboration agreements, we are entitled to receive payments for certain development and commercial milestone events, in addition to royalty payments upon successful commercialization of a product. The uncertainty of achieving these milestones significantly impacts our ability to generate revenue.

Our ability to generate revenue from sales of pharmaceutical products and to become profitable depends on the successful commercialization of product candidates by us and/or by our collaboration partners. In the foreseeable future, we do not expect revenue from product sales. To the extent that existing or potential future collaborations generate revenue, our revenue may vary due to many uncertainties in the development of our product candidates and other factors.

Research and Development Expenses

Research and development expenses consist primarily of personnel-related costs (including share-based compensation) for the various research and development departments, intellectual property (“IP”) expenses, facility-related costs and amortization as well as direct expenses for clinical and preclinical programs.

Our core business is focused on the following initiatives with the goal of providing novel TCR-based immunotherapies to cancer patients:

•

Realize the full multi-cancer opportunity of PRAME by (1) focusing and accelerating the development of our ACTengine IMA203 TCR-T towards pivotal trials, (2) expanding the patient population that might benefit from a PRAME-targeting therapy by developing an off-the-shelf biologic TCER IMA402 and (3) expanding beyond HLA-A*02 by investigating new target-TCR pairs for PRAME epitopes binding to other HLA types;

•	Advance our pipeline of innovative ACTengine TCR-T product candidates;

•	Advance our pipeline of next-generation, half-life extended TCR Bispecifics;

•	Enhance the commercial opportunities of cell therapies;

•	Further enhance our cell therapy manufacturing capabilities;

•	Leverage the full potential of strategic collaborations;

•	Strengthen our intellectual property portfolio; and

•	Enhance the competitive edge of our technology platforms.

Research expenses are defined as costs incurred for current or planned investigations undertaken with the prospect of gaining new scientific or technical knowledge and understanding. All research and development costs are expensed as incurred due to scientific uncertainty.

We expect our research and development expenses to increase substantially in the future as we advance existing and future proprietary product candidates into and through clinical studies and pursue regulatory approval. The process of conducting the necessary clinical studies to obtain regulatory approval is costly and time-consuming. We expect to increase our headcount to support our continued research activities and to advance the development of our product candidates. Clinical studies generally become larger and more costly to conduct as they advance into later stages and, in the future, we will be required to make estimates for expense accruals related to clinical study expenses. At this time, we cannot reasonably estimate or know the nature, timing and estimated costs of the efforts that will be necessary to complete the development of any product candidates that we develop from our programs. Our research and development programs are at an early stage. We must demonstrate our products’ safety and efficacy through extensive clinical testing. We may experience numerous unforeseen events during, or as a result of, the testing process that could delay or prevent commercialization of our products, including but not limited to the following:

•	after reviewing trial results, we or our collaborators may abandon projects previously believed to be promising;

•	we, our collaborators, or regulators may suspend or terminate clinical trials if the participating subjects or patients are being exposed to unacceptable health risks;

•	our potential products may not achieve the desired effects or may include undesirable side effects or other characteristics that preclude regulatory approval or limit their commercial use if approved;

•	manufacturers may not meet the necessary standards for the production of the product candidates or may not be able to supply the product candidates in a sufficient quantity;

•	regulatory authorities may find that our clinical trial design or conduct does not meet the applicable approval requirements; and

•	safety and efficacy results in various human clinical trials reported in scientific and medical literature may not be indicative of results we obtain in our clinical trials.

Clinical testing is very expensive, can take many years, and the outcome is uncertain. It could take several years before we learn the results from any clinical trial using ACT or TCR Bispecifics. The data collected from our clinical trials may not be sufficient to support approval by the FDA, the EMA or comparable regulatory authorities of our ACT or TCR Bispecific product candidates for the treatment of solid tumors. The clinical trials for our products under development may not be completed on schedule and the FDA, EMA or regulatory authorities in other countries may not ultimately approve any of our product candidates for commercial sale. If we fail to adequately demonstrate the safety and effectiveness of any product candidate under development, we may not receive regulatory approval for those product candidates, which would prevent us from generating revenues or achieving profitability.

General and Administrative Expenses

General and administrative expenses consist primarily of personnel-related costs (including share-based compensation) for finance, legal, human resources, business development and other administrative and operational functions, professional fees, accounting and legal services, information technology and facility-related costs. These costs relate to the operation of the business, unrelated to the research and development function or any individual program.

Due to our planned increase in research and development activities as explained above, we also expect that our general and administrative expenses might increase. We might incur increased accounting, audit, legal, regulatory, compliance, director and officer insurance costs. Additionally, if and when a regulatory approval of a product candidate appears likely, we anticipate an increase in payroll and expenses as a result of our preparation for commercial operations.

Financial Result

Financial result consists of both financial income and financial expenses. Financial income results primarily from interest income and foreign exchange gains. Our financial expenses consist of interest expenses related to lease liabilities, foreign exchange losses and expected credit losses. Additionally, our warrants are classified as Liabilities for warrants. The change in fair value of warrant liabilities consists of the change in fair value of these warrants.

Results of Operations

Comparison of the Three Months Ended March 31, 2023 and March 31, 2022

The following table summarizes our consolidated statements of operations for each period presented:

	Three months ended March 31,
	2023	2022

	(Euros in thousands)
Revenue from collaboration agreements	9,796	102,907
Research and development expenses	(27,581)	(25,144)
General and administrative expenses	(9,586)	(9,278)
Other income	941	7

Operating result	(26,430)	68,492
Change in fair value of liabilities for warrants	7,397	16,528
Other financial income	2,795	1,759
Other financial expenses	(3,509)	(1,117)

Financial result	6,683	17,170

Profit/(loss) before taxes	(19,747)	85,662
Taxes on income	—	—

Net profit/(loss)	(19,747)	85,662

Net profit/(loss) per share:
Basic	(0.26)	1.36
Diluted	(0.26)	1.35

Revenue from Collaboration Agreements

The following table summarizes our collaboration revenue for the periods indicated:

	Three months ended March 31,
	2023	2022

	(Euros in thousands)
Genmab, Denmark	(700)	2,920
BMS, United States	10,496	98,425
GSK, United Kingdom	—	1,562

Total	9,796	102,907

Our Revenue from collaboration agreements decreased from €102.9 million for the three months ended March 31, 2022 to €9.8 million for the three months ended March 31, 2023. The decrease in revenue of €93.1 million is mainly due to the recognized revenue regarding the right-to-use license for IMA401 amounting to €91.3 million for the three months ended March 31, 2022. The negative revenue from the collaboration agreement with Genmab is a result of changes to the inputs in the cost-to-cost model resulting from an increase in the expected cost of the collaboration.

We did not achieve any milestones or receive any royalty payments in connection with our collaboration agreements during the presented periods.

Research and Development Expenses

The following table summarizes our research and development expenses for the periods indicated:

	Three Months Ended March 31,
	2023	2022

(Euros in thousands)
Direct external research and development expenses by program:
ACT Programs	(3,599)	(4,756)
TCR Bispecifics Programs	(2,316)	(1,063)
Other programs	(1,591)	(1,223)

Sub-total direct external expenses	(7,506)	(7,042)

Indirect research and development expenses:
Personnel related (excluding share-based compensation)	(9,909)	(8,979)
Share-based compensation expenses	(3,534)	(3,268)
IP expenses	(2,350)	(2,313)
Facility and depreciation	(1,776)	(1,696)
Other indirect expenses	(2,506)	(1,846)

Sub-total indirect expenses	(20,075)	(18,102)

Total	(27,581)	(25,144)

Direct external research and development expenses for our ACT programs decreased from €4.8 million for the three months ended March 31, 2022 to €3.6 million for the three months ended March 31, 2023. This decrease mainly resulted from higher set-up cost for clinical trials during the first quarter of 2022. Direct external research and development expenses for our TCR Bispecifics programs increased from €1.1 million for the three months ended March 31, 2022 to €2.3 million for the three months ended March 31, 2023. This increase mainly resulted from additional activities in our preclinical studies for IMA402 for which we applied for clinical trial approval in April 2023.

Direct external research and development expenses for our other programs such as technology platforms and collaboration agreements increased from €1.2 million for the three months ended March 31, 2022 to €1.6 million for the three months ended March 31, 2023. This increase mainly resulted from increased activities for our IMA401 collaboration.

We do not allocate indirect research and development expenses by program, as our research and development personnel work across programs. Our intellectual property expenses are incurred for the protection of cancer antigen targets, T cell receptors, antibodies, bispecific molecules, and antigen discovery platforms which are beneficial to the whole research and development group rather than for specific programs. Our programs use common research and development facility and laboratory equipment, and we also incur other costs such as general laboratory material or maintenance expenses that are incurred for commonly used activities within the whole research and development group.

Personnel-related expenses increased from €9.0 million for the three months ended March 31, 2022 to €9.9 million for the three months ended March 31, 2023. This increase resulted from our headcount growth due to our increased research and development activities including clinical trials. Share-based compensation expenses increased from €3.3 million for the three months ended March 31, 2022 to €3.5 million for the three months ended March 31, 2023. IP expenses increased from €2.3 million for the three months ended March 31, 2022 to €2.4 million for the three months ended March 31, 2023 due to our ongoing expansion of our IP portfolio. Facility and depreciation expenses increased from €1.7 million for the three months ended March 31, 2022 to €1.8 million for the three months ended March 31, 2023. This increase resulted from the acquisition of laboratory equipment and leasehold improvements. Other indirect expenses increased from €1.8 million for the three months ended March 31, 2022 to €2.5 million for the three months ended March 31, 2023. This increase resulted from our expanded research and development activities.

General and Administrative Expenses

The following table summarizes our General and administrative expenses for the periods indicated:

	Three Months Ended March 31,
	2023	2022

(Euros in thousands)
Share-based compensation expenses	(2,569)	(2,434)
Personnel related (excluding share-based compensation)	(3,550)	(2,614)
Professional and consulting fees	(960)	(1,290)
Other external general and administrative expenses	(2,507)	(2,940)

Total	(9,586)	(9,278)

General and administrative expenses increased from €9.3 million for the three months ended March 31, 2022 to €9.6 million for the three months ended March 31, 2023.

Share-based compensation expenses increased from €2.4 million for the three months ended March 31, 2022 to €2.6 million for the three months ended March 31, 2023.

Personnel related general and administrative expenses, excluding share-based compensation, increased from €2.6 million for the three months ended March 31, 2022 to €3.6 million for the three months ended March 31, 2023. The increase mainly resulted from an increased headcount in our finance, IT, human resources and communications functions.

Professional and consulting fees decreased from €1.3 million for the three months ended March 31, 2022 to €1.0 million for the three months ended March 31, 2023. The decrease in professional and consulting fees resulted mainly from lower legal expenses and consulting expenses.

Other external expenses decreased from €2.9 million for the three months ended March 31, 2022 to €2.5 million for the three months ended March 31, 2023. The decrease in other expenses mainly resulted from decreased depreciation and other operating expenses.

Other Financial Income and Other Financial Expenses

Other financial income increased from €1.8 million for the three months ended March 31, 2022 to €2.8 million for the three months ended March 31, 2023. The increase mainly resulted from higher interest income and foreign exchange gains.

Other financial expenses increased from €1.1 million for the three months ended March 31, 2022 to €3.5 million for the three months ended March 31, 2023. The increase mainly resulted from higher foreign exchange losses.

Change in fair value of warrant liabilities

The fair value of the warrants decreased from €2.35 ($2.51) per warrant as of December 31, 2022 to €1.32 ($1.44) as of March 31, 2023. The result is a decrease in fair value of warrant liabilities of €7.4 million ($7.7 million) for the three months ended March 31, 2023.

Subsequent to the Business Combination, there were 7,187,500 warrants outstanding, which were classified as financial liabilities through profit and loss. The warrants entitle the holder to purchase one ordinary share at an exercise price of $11.50 per share. The warrants will expire five years after the completion of the Business Combination or earlier upon redemption or liquidation in accordance with their terms.

Liquidity and Capital Resources

Sources of Liquidity

We have incurred losses since inception, with the exception of the quarter ended March 31, 2022. We have negative cash flows from operations for the three months ended March 31, 2023. We have a positive cash flow from operations for the three months ended March 31, 2022 due to the upfront payment in connection with the closing of the BMS collaboration agreement. As of March 31, 2023, we had an accumulated deficit of €520.0 million.

We have funded our operations primarily from public offerings and private placements of our ordinary shares, upfront payments from collaborations agreements, and the net proceeds generated from the ARYA Merger and PIPE Financing that closed on July 1, 2020 and our public offering in October 2022.

Cash and cash equivalents decreased from €148.5 million as of December 31, 2022 to €117.9 million as of March 31, 2023. We received €212.4 million in connection with the strategic collaboration agreements with BMS and €106.2 million from a public offering of 10,905,000 ordinary shares during the year ended December 31, 2022.

We believe our existing Cash, cash equivalents and Other financial assets will be sufficient to fund our operating expenses and capital expenditure requirements through at least the next 12 months. We may consider raising additional capital to pursue strategic investments, to take advantage of financing opportunities or for other reasons. Additionally, in 2021, we established an at-the-market (“ATM”) offering program pursuant to which we may, from time to time, issue and sell shares that have an aggregate offering price of $100 million.

We plan to utilize the existing Cash, cash equivalents and Other financial assets on hand primarily to fund our operating activities associated with our research and development initiatives to continue or commence clinical trials and seek regulatory approval for our product candidates. We also expect to make capital expenditures in the near term related to the expansion of our laboratory spaces in Tübingen, Germany and our new GMP manufacturing facility in Houston metropolitan area, Texas and expect to continue investing in laboratory and manufacturing equipment and operations to support our anticipated growth. Cash in excess of immediate requirements is invested in accordance with our investment policy with an emphasis on liquidity and capital preservation and consist primarily of cash in banks, short-term deposits and AAA rated bonds.

Cash Flows

The following table summarizes our cash flows for each period presented:

	Three Months Ended March 31,
	2023	2022

(Euros in thousands)
Net cash provided by / (used in):
Operating activities*	(23,715)	107,390
Investing activities	(3,719)	5,836
Financing activities	(866)	(689)

Total*	(28,300)	112,537

*

See Note 3 of the Notes to the Unaudited Condensed Consolidated Financial Statements of Immatics N.V. for details regarding the revision of prior period numbers as a result of a correction in presentation of net foreign exchange differences and effects of exchange rate changes on cash and cash equivalents

Operating Activities

We primarily derive cash from our collaboration agreements. Our cash used in operating activities is significantly influenced by our use of cash for operating expenses and working capital to support the business. Historically we experienced negative cash flows from operating activities as we have invested in the development of our technologies in our clinical and preclinical development of our product candidates. During the three months ended March 31, 2022, our cash flows from operating activities was positive, as we received an upfront payment from our collaboration partner BMS under the BMS IMA401 collaboration agreement.

Our net cash outflow from operating activities for the three months ended March 31, 2023 was €23.7 million. This was comprised of a loss of €19.7 million, a non-cash income of €7.4 million related to the change in fair value of the warrants, an increase in working capital of €6.7 million and other effects of €0.9 million, partly offset by non-cash charges from equity settled share-based compensation expenses for employees of €6.1 million, depreciation and amortization charge of €1.8 million and net foreign exchange differences and expected credit losses of €3.1 million. The increase in working capital mainly resulted from a decrease in accounts payable and other liabilities of €7.8 million, partly offset by a decrease in accounts receivable of €0.9 million and a decrease in other assets and prepayments of €0.2 million.

Our net cash inflow from operating activities for the three months ended March 31, 2022 was €107.4 million. This comprised of a net income of €85.7 million, a decrease in working capital of €32.5 million, non-cash charges from equity settled share-based compensation expenses for employees of €5.7 million, and depreciation and amortization charge of €1.6 million, partly offset by a change in fair value of warrant liabilities of €16.5 million, and net foreign exchange differences of €1.6 million. The decrease in working capital mainly resulted from an increase in accounts payable and other liabilities of €32.8 million partly offset by an increase in accounts receivables, other current assets and prepayments of €0.3 million.

Investing Activities

Our net outflow of cash from investing activities for the three months ended March 31, 2023 was €3.7 million. This consisted primarily of cash paid in the amount of €67.7 million for short-term deposit investments that are classified as Other financial assets and held with financial institutions to finance the company, €4.3 million as payment for new equipment and intangible assets, partially offset by cash received from maturity of bonds and short-term deposits of €68.3 million.

Our net inflow of cash from investing activities for the three months ended March 31, 2022 was €5.8 million. This consisted primarily of €6.9 million proceeds from maturities of bond investments that are classified as other financial assets and held with financial institutions to finance the company, partially offset by payments for new equipment and intangible assets of €1.1 million.

Financing Activities

During the three months ended March 31, 2023, net cash used from financing activities amounted to €0.9 million. This was mainly driven by the principal portion of payments in connection with lease contracts.

During the three months ended March 31, 2022, net cash used from financing activities amounted to €0.7 million. This was mainly driven by the principal portion of payments in connection with lease contracts.

Operation and Funding Requirements

Historically, we have incurred significant losses due to our substantial research and development expenses. We have an accumulated deficit of €520.0 million as of March 31, 2023. We expect our expenses to increase in connection with our ongoing activities, particularly as we continue the research and development of, continue or commence clinical trials including GMP manufacturing of, and seek regulatory approval for, our product candidates. We believe that we have sufficient financial resources available to fund our projected operating requirements for at least the next twelve months. Because the outcome of our current and planned clinical trials is highly uncertain, we cannot reasonably estimate the actual amounts necessary to successfully complete the development and commercialization of our product candidates. For example, our costs will increase if we experience any delays in our current and planned clinical trials. Our future funding requirements will depend on many factors, including, but not limited to:

1.

progress, timing, scope and costs of our clinical trials, including the ability to timely initiate clinical sites, enroll patients and manufacture ACT and TCR Bispecific product candidates for our ongoing, planned and potential future clinical trials;

2.	time and cost to conduct IND- or CTA-enabling studies for our preclinical programs;

3.	time and costs required to perform research and development to identify and characterize new product candidates from our research programs;

4.	time and cost necessary to obtain regulatory authorizations and approvals that may be required by regulatory authorities to execute clinical trials or commercialize our products;

5.	our ability to successfully commercialize our product candidates, if approved;

6.	our ability to have clinical and commercial products successfully manufactured consistent with FDA, the EMA and comparable regulatory authorities’ regulations;

7.

amount of sales and other revenues from product candidates that we may commercialize, if any, including the selling prices for such potential products and the availability of adequate third-party coverage and reimbursement for patients;

8.	sales and marketing costs associated with commercializing our products, if approved, including the cost and timing of building our marketing and sales capabilities;

9.	cost of building, staffing and validating our manufacturing processes, which may include capital expenditure;

10.	terms and timing of our current and any potential future collaborations, licensing or other arrangements that we have established or may establish;

11.	cash requirements of any future acquisitions or the development of other product candidates;

12.	costs of operating as a public company;

13.	time and cost necessary to respond to technological, regulatory, political and market developments;

14.	costs of filing, prosecuting, defending and enforcing any patent claims and other IP rights; and

15.	costs associated with any potential business or product acquisitions, strategic collaborations, licensing agreements or other arrangements that we may establish.

Identifying potential product candidates and conducting preclinical studies and clinical trials is a time-consuming, expensive and uncertain process that takes many years to complete, and we may never generate the necessary data or results required to obtain regulatory approval and commercialize our product candidates. In addition, our product candidates, if approved, may not achieve commercial success. Our commercial revenues, if any, will be derived from sales of products that we do not expect to be commercially available for many years, if at all. Accordingly, we will need to continue to rely on additional financing to achieve our business objectives. Adequate additional financing may not be available to us on acceptable terms, or at all.

Unless and until we can generate sufficient revenue to finance our cash requirements, which may never happen, we may seek additional capital through a variety of means, including through public and private equity offerings and debt financings, credit and loan facilities and additional collaborations. If we raise additional capital through the sale of equity or convertible debt securities, our existing shareholders’ ownership interest will be diluted, and the terms of such equity or convertible debt securities may include liquidation or other preferences that are senior to or otherwise adversely affect the rights of our existing shareholders. If we raise additional capital through the sale of debt securities or through entering into credit or loan facilities, we may be restricted in our ability to take certain actions, such as incurring additional debt, making capital expenditures, acquiring or licensing IP rights, declaring dividends or encumbering our assets to secure future indebtedness. Such restrictions could adversely impact our ability to conduct our operations and execute our business plan. If we raise additional capital through collaborations with third parties, we may be required to relinquish valuable rights to our IP or product candidates or we may be required to grant licenses for our IP or product candidates on unfavorable terms. If we are unable to raise additional capital when needed, we may be required to delay, limit, reduce or terminate our product development efforts or we may be required to grant rights to third parties to develop and market our product candidates that we would otherwise prefer to develop and market ourselves. For more information as to the risks associated with our future funding needs, see “Risk Factors—Risks Related to Our Financial Position” in our Annual Report.

Critical Accounting Estimates

Our unaudited interim condensed consolidated financial statements for the three month period ended March 31, 2023 and 2022, respectively, have been prepared in accordance with International Accounting Standard 34 (Interim Financial Reporting), as issued by the International Accounting Standards Board.

The preparation of the consolidated financial statements in accordance with IFRS requires the use of estimates and assumptions, which affect the value of assets and liabilities, as well as contingent assets and liabilities, as reported on the balance sheet date, and revenues and expenses arising during the fiscal year.

The preparation of the consolidated financial statements for the fiscal year ended December 31, 2022 and the three months ended March 31, 2023 in accordance with IFRS required the use of estimates and assumptions by the management that affect the value of assets and liabilities—as well as contingent assets and liabilities—as reported on the balance sheet date, and revenues and expenses arising during the year. The main areas in which assumptions, estimates and the exercising of a degree of discretion are appropriate relate to the determination of revenue recognition, research and development expenses, and share-based compensations as well as income taxes.

Our estimates are based on historical experience and other assumptions that are considered appropriate in the circumstances, and parameters available when the consolidated financial statements were prepared. Existing circumstances and assumptions about future developments, however, may change due to market changes or circumstances arising that are beyond our control. Hence, our estimates may vary from the actual values.

While our significant accounting policies are more fully discussed in our consolidated financial statements included in our Annual Report, we believe that the following accounting policies are critical to the process of making significant judgments and estimates in the preparation of our interim condensed consolidated financial statements.

Revenue Recognition for Collaboration Agreements

We recognize revenue through collaboration and license agreements and reimbursement for research and development costs.

Under our collaboration and license agreements, we may receive upfront licensing payments, milestone payments and reimbursement of research and development expenses. Such collaboration agreements also include licenses of certain of our IP to the respective collaborators. As these agreements are comprised of several commitments, it must be assessed whether these commitments are capable of being distinct within the context of the contract. For three of our four collaboration agreements, we determined that the commitments included in each agreement represented single combined performance obligations, with a single measure of progress. The performance obligation is accounted for as a performance obligation satisfied over time on a cost-to-cost basis, as our collaboration partner simultaneously receives and consumes the benefit from our performance. Upfront licensing payments and reimbursement for development expenses are initially deferred on our statement of financial position and subsequently recognized as revenue over time as costs are incurred.

For our collaboration with BMS regarding IMA-401 that was signed in December 2021, we concluded that the commitments from the collaboration agreement represented two distinct performance obligations. The granted license is transferred at a point in time at the effective date of the agreement and we recognized the revenue allocated to the license at the effective date. The performance obligation related to promised clinical trial services is satisfied over time. We transfer control of these agreed services over time and therefore recognize revenue over time on a cost-to-cost basis. The transaction price allocated to the commitment for clinical trial services is initially deferred on our statement of financial position and subsequently recognized as revenue as costs are incurred.

Milestone payments are generally included in the transaction price at the amount stipulated in the respective agreement and recognized to the extent that it is highly probable that a significant reversal in the amount of cumulative revenue recognized will not occur. To date, no milestone payment has been included in the transaction price and recognized into revenue.

We provide development and manufacturing work to our collaboration partners and recognize revenue over time using an input-based method to measure progress toward complete satisfaction of the service, because the collaboration partner simultaneously receives and consumes the benefits provided. Forecast values are used for the calculation of expected future revenue for the remaining term of the contract. These costs estimated as part of the budgeting process must be reviewed and approved before we can use them for recognition purposes. Significant management judgment is required to determine the level of effort required under an arrangement, and the period over which we expect to complete our performance obligations under the arrangement which includes total internal personnel costs and external costs to be incurred. Changes in these estimates can have a material effect on revenue recognized.

Share-based Compensation

The Company offers a share-based compensation plan that includes PSUs and service options including a conversion of previous share-based compensation arrangements entered into by Immatics GmbH.

The costs of equity-settled transactions are determined by the fair value at grant date, using an appropriate valuation model. Share-based expenses for the respective vesting periods, are recognized in research and development expenses and general and administrative expenses, reflecting a corresponding increase in equity.

Income Taxes

Uncertainties exist with respect to the interpretation of complex tax regulations, changes in tax laws, and the amount and timing of future taxable income. Given the wide range and complexity of existing contractual agreements, differences arising between the actual results and the assumptions made, or future changes to such assumptions, could necessitate future adjustments to tax income and expenses already recorded. Deferred tax assets are recognized for unused tax losses to the extent that it is probable that taxable profit will be available which can be utilized against the losses. Significant management judgement is required to determine the amount of deferred tax assets that can be recognized, based upon the likely timing and the level of future taxable profits together with future tax planning strategies. Due to our history of loss-making over the last several years as well as our expectation for the foreseeable future, we have not recognized any deferred tax assets on tax losses carried forward despite the net income for the year ended December 31, 2022. Changes in the estimation of our potential to use of tax losses carried forward can have a material effect on our net income.

Recently Issued and Adopted Accounting Pronouncement

For information on the standards applied for the first time as of January 1, 2023 and 2022 please refer to our consolidated financial statements as of December 31, 2022.

Quantitative and Qualitative Disclosures about Market Risk

We are exposed to various risks in relation to financial instruments. Our principal financial instruments comprise cash and cash equivalents, short-term deposits, accounts receivables and bonds. The main purpose of these financial instruments is to invest the proceeds of capital contributions and upfront payments from collaboration agreements. We have various other financial instruments such as other receivables and trade accounts payables, which arise directly from its operations.

The main risks arising from our financial instruments are market risk and liquidity risk. The Board of Management reviews and agrees on policies for managing these risks as summarized below. We also monitor the market price risk arising from all financial instruments.

Interest rate risk

Our exposure to changes in interest rates relates to investments in deposits, bonds and to changes in the interest for overnight deposits. Changes in the general level of interest rates may lead to an increase or decrease in the fair value of these investments. Regarding the liabilities shown in the Consolidated Statement of Financial Position, we are currently not subject to interest rate risks.

Credit risk

Financial instruments that potentially subject us to concentrations of credit and liquidity risk consist primarily of cash and cash equivalents, accounts receivables, short-term deposits and bonds. Our cash and cash equivalents, bonds and short-term deposits are denominated in Euros and US Dollars and maintained with three high-quality financial institutions in Germany and two in the United States. Our accounts receivables are denominated in Euros.

We continually monitor our positions with, and the credit quality of, the financial institutions and corporation, which are counterparts to our financial instruments and we are not anticipating non-performance. The maximum default risk corresponds to the carrying amount of the financial assets shown in the statement of financial position. We monitor the risk of a liquidity shortage. The main factors considered here are the maturities of financial assets, as well as expected cash flows from equity measures.

Currency risk

Currency risk shows the risk that the value of a financial instrument will fluctuate due to changes in foreign exchange rates. In particular it poses a threat if the value of the currency in which liabilities are priced appreciates relative to the currency of the assets. Our business transactions are generally conducted in Euros and U.S. dollars. We aim to match EUR cash inflows with EUR cash outflows and U.S. dollar cash inflows with U.S. Dollar cash outflows where possible. Our objective of currency risk management is to identify, manage and control currency risk exposures within acceptable parameters.

Our cash and cash equivalents were €117.9 million as of March 31, 2023. Approximately 79% of our cash and cash equivalents were held in Germany, of which approximately 53% were denominated in Euros and 47% were denominated in U.S. Dollars. The remainder of our cash and cash equivalents are held in the United States and denominated in U.S. Dollars. Additionally, we have bonds and short-term deposits classified as Other financial assets denominated in Euros in the amount of €124.8 million and U.S. Dollars in the amount of €87.1 million as of March 31, 2023.

Market risk and currency risk of warrants

The Group’s activities expose it to the financial risks of changes in price of the warrants. As the warrants are recognized at fair value on the consolidated statement of financial position of the Group, the Group’s exposure to market risks results from the volatility of the warrants price. The Warrants are publicly traded at the NASDAQ Stock Exchange. A reasonable increase (decrease) in the warrant price by 10%, with all other variables held constant, would lead to a (loss) gain before tax of €1.0 million with a corresponding effect in the equity as of March 31, 2023.

OTHER INFORMATION

Legal Proceedings

From time to time, we may be subject to various legal proceedings and claims that arise in the ordinary course of our business activities. For example, in September 2020, we filed an opposition and in October 2020 we commenced a cancellation proceeding against Immunocore Limited which challenges its IMMTAX trademark in various jurisdictions. In November 2020, Immunocore Limited filed counterclaims against our registered trademark IMMATICS and IMTX. Immatics received a negative opinion before the United Kingdom Intellectual Property Office in June 2022 and we have subsequently filed an appeal to the United Kingdom High Court of Justice. In addition, TaurX has filed a trademark opposition against our registered Trademark IMTX in the EU. Discovery and preliminary procedural matters remain ongoing in both matters. The results of litigation and claims cannot be predicted with certainty. As of the date, we do not believe that we are party to any claim or litigation, the outcome of which would, individually or in the aggregate, be reasonably expected to have a material adverse effect on our business.

Risk Factors

There have been no material changes from the risk factors described in the section titled “Risk Factors” in our Annual Report